SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. 9)
                              ----------------
                       CHOCK FULL O'NUTS CORPORATION
                              (NAME OF ISSUER)
                              ----------------

                   COMMON STOCK, $.25 PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ----------------
                                   170268
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------
                         RODERICK A. PALMORE, ESQ.
            SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            SARA LEE CORPORATION
                         THREE FIRST NATIONAL PLAZA
                          CHICAGO, ILLINOIS 60602
                               (312)726-2600
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:
                       CHARLES W. MULANEY, JR., ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                           333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700

                              AUGUST 27, 1999

          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


-------------
        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.       170268                   13D


        NAMES OF REPORTING PERSONS: SARA LEE CORPORATION
   1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 36-208-9049

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                              (a)  |_|   (b)  |_|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS:
                WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                     |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF MARYLAND

            NUMBER OF         7    SOLE VOTING POWER
             SHARES                598,328 SEE ITEM 5*
          BENEFICIALLY
            OWNED BY          8    SHARED VOTING POWER
              EACH                     NONE
            REPORTING
             PERSON           9    SOLE DISPOSITIVE POWER
              WITH                 598,328 SEE ITEM 5*

                             10    SHARED DISPOSITIVE POWER
                                           NONE

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        598,328   SEE ITEM 5

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES    |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        5.29% *

  14    TYPE OF REPORTING PERSON
                CO




        * Between November 12, 1998 and May 4, 1999, Sara Lee Corporation purchased 111,200 shares of common stock, par value $.25 per share (the "Common Stock"), of Chock Full o'Nuts Corporation (the "Company"), $2,639,226 principal amount of 7% Convertible Senior Subordinated Debentures, due April 1, 2012 (the "7% Debentures") and $1,340,764 principal amount of 8% Convertible Subordinated Debentures, due September 15, 2006 (the "8% Debentures" and, together with the 7% Debentures, the "Convertible Debentures"), less $68,000 principal amount redeemed, for a total of $1,272,764 principal amount in the open market. The Convertible Debentures are non-voting securities; however, the Convertible Debentures are convertible into 487,128 shares of Common Stock.

        Sara Lee Corporation is entitled to convert the Convertible Debentures into Common Stock at any time. The aggregate number of shares of Common Stock which Sara Lee Corporation has a right to obtain by conversion of the Convertible Debentures is 487,128 shares. Together with the 111,200 shares of Common Stock owned by Sara Lee Corporation, Sara Lee Corporation holds or has the right to acquire an aggregate of 598,328 shares of Common Stock representing 5.29% of the 11,318,050 shares of Common Stock of the Company which would (taking into account such conversion) then be outstanding (based on the Quarterly Report on Form 10-Q of Chock Full O'Nuts Corporation for the quarter ended January 31, 1999).

        This Amendment No. 9 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated April 12, 1999, as previously amended (the "Original Schedule 13D"), relating to the Common Stock.


Item 6  Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

        In light of prevailing market conditions, the Company recently determined that it was in its best interests to call the entire outstanding principal amounts of the 7% Debentures and the 8% Debentures for redemption. Sara Lee has entered into a Credit Agreement (the "Credit Agreement") with the Company in order to fund such redemptions. Pursuant to the Credit Agreement, Sara Lee has committed to loan up to an aggregate principal amount of $80,320,000, $50,693,000 to fund the redemption of the 7% Debentures (the "Line A Term Loan") and $29,627,000 to fund the redemption of the 8% Debentures (the "Line B Term Loan" and together with the Line A Term Loan, the "Term Loans"). The Line A Term Loan will mature on April 1, 2012 and amounts outstanding thereunder will bear interest, payable semi-annually, at the annual rate of 7.00%. The Line B Term Loan will mature on September 15, 2006 and amounts outstanding thereunder will bear interest, payable semi-annually, at the annual rate of 8.00%. The Term Loans are unsecured obligations of the Company and are junior and subordinated to all senior indebtedness of the Company.


                                 SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 27, 1999

                                       SARA LEE CORPORATION


                                       By:    /s/ R. Henry Kleeman
                                            -------------------------
                                       Name:  R. Henry Kleeman
                                       Title: Vice President, Deputy General
                                              Counsel and Assistant Secretary